UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration in the Registry of  Securities N° 0593

Santiago, March 27, 2007

Mr.
Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449

REF.:	COMMUNICATION ABOUT CHANGES IN THE BOARD OF DIRECTORS

Dear Mr. Superintendent:

Pursuant to what is established in subparagraph Ce of paragraph 2.3 in Section II of the General Regulation N° 30 of your Superintendency, by means of this act I hereby inform you that in view of the appointment of Mr. René Cortázar Sanz as Minister of Transportation and Telecommunications, the legal impediment established in number 2  of article 36 of law Number 18.046 on  Corporations has taken over, which does not allow for Ministers of State to act simultaneously  as directors of open stock corporations, which is the case of Distribución y Servicio D&S S.A. (“D&S”). Due to the previous, Mr. René Cortázar Sanz has ceased his function as director of D&S as an effect of such law.

During a session held on the same date, the Board of Directors of D&S has been made aware of such situation and in reference to that which is established in the final clause of article 32 of Law Number 18.046 about Corporations, and in view that the whole Board of Directors will be renewed during the next general ordinary shareholders meeting, it was unanimously decided by its members that were present not to appoint a replacement for the vacant post left by Mr. René Cortázar Sanz.

Cordially yours,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.
cc.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (USA)
Latibex-Madrid Stock Exchange (Spain)

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 3, 2007